# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11 863
Date of event which requires filing of this statement: 05/29/2026
Amends the filing with accession number 0001641172-25-027150
Filed by CIK 0002085538
Persons authorized to receive notices and communications: Kee Wee Kiang, Kenneth, 9 Sundridge Park Road, Braddell Heights Estate, Singapore, Singapore, Singapore (U0), 358140, 65 96925815

## Reporting persons
- Apex Cyber Capital Limited (CIK 0002085538): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 85,229,652; shared voting power 0; sole dispositive power 85,229,652; shared dispositive power 0; aggregate amount beneficially owned 85,229,652 (19.9% of the class); the aggregate amount excludes certain shares
  Comment: 1. Note to Row 1: Mr. Kee Wee Kiang, Kenneth, Ms. FANG Wenwen and Ms. SHEN Yue Lei each indirectly holds one-third of the shares of the Reporting Person.
  
  2. Each of Row 7, 9, and 11 represents 85,229,652 Class A Ordinary Shares held by Apex Cyber Capital Limited.
  
  3. Note to Row 13: The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total of 427,860,564 Class A Ordinary Shares issued and outstanding (consisting of (i) 365,280,890 Class A Ordinary Shares issued and outstanding as of March 31, 2026, as reported in the Reporting Person's 20-F filed with the Securities and Exchange Commission on April 30, 2026; plus (ii) 62,579,674 Class A Ordinary Shares issued to certain persons, including the Reporting Person, as the consideration of the Transaction (as defined herein below) on May 29, 2026, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on June 2, 2026.
  
  The voting power of the shares beneficially owned by the Reporting Person represents 4.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of (i) a total of 427,860,564 Class A Ordinary Shares issued and outstanding as described above, and, (ii) 51,900,121 Class B1 Ordinary Shares issued and outstanding and 31,534,504 Class B2 Ordinary Shares issued and outstanding as of March 31, 2026, as reported in the Reporting Person's 20-F filed with the Securities and Exchange Commission on April 30, 2026. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, each Class B1 ordinary share is entitled to 20 votes, and each Class B2 ordinary share is entitled to 20 votes, voting together as one class.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11 863

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The consideration for the purchase of 23,641,865 Class A Ordinary Shares by the Reporting Person was certain on-rack crypto mining machines with an aggregate hashrate of around 0.61 Exahash per second.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 29, 2026, the Issuer and the Second Tranche Selling Parties entered into a Second Amendment to the Second Tranche Agreement (the "Second Amendment"). Pursuant to the Second Amendment, the Issuer issued a total of 62,579,674 Class A Ordinary Shares (the "Transaction"), including 23,641,865 Class A Ordinary Shares to the Reporting Person. The Transaction, which had previously been contemplated to be settled through the issuance of convertible notes, was instead settled through the issuance of Class A Ordinary Shares of the Issuer.

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Other than as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to Item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 5(c). Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the Class A Ordinary Shares of the Issuer (including Class A Ordinary Shares represented by ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 On-rack Sales and Purchase Agreement between NIP Group Inc. and Persons Listed in Section 1.1 of Appendix A, dated November 3, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-42160), filed with Securities and Exchange Commission on November 3, 2025)

99.2 The Amendment to the On-rack Sales and Purchase Agreement, dated January 9, 2026 (incorporated herein by reference to Exhibit 99.2 to the Reporting Person's Schedule 13D Amendment No. 2 filed with the Securities and Exchange Commission on January 15, 2026)

99.3 The Second Amendment to the On-rack Sales and Purchase Agreement, dated May 29, 2026 (incorporated herein by reference to Exhibit 99.1 to report of foreign private issuer on Form 6-K (File No. 001-42160), filed with Securities and Exchange Commission on June 2, 2026)

## Signatures
- Apex Cyber Capital Limited: /s/ Kee Wee Kiang, Kenneth, Kee Wee Kiang, Kenneth/Director (06/05/2026)